SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2005 RESULTS (Rio de Janeiro – November 23, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 6,821 million and consolidated net operating revenues of U.S.$ 40,061 million for the nine-month period ended September 30, 2005, compared to consolidated net income of U.S.$ 4,483 million and consolidated net operating revenues of U.S.$ 27,332 million the nine-month period ended September 30, 2004.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

We are pleased to announce our results for the nine-month period ended September 30, 2005, which included net cash provided by operating activities of U.S.$ 10,809 million.

As a result of our efforts in the operating and corporate areas, we and our wholly-owned subsidiary Petrobras International Finance Company (PIFCO) recently achieved an investment grade rating of Baa2 from Moody´s Investor Services for our foreign currency bond offering. This rating is 4 grades above the rating of the Republic of Brazil. In its analysis, Moody’s acknowledged the improvement in the Republic of Brazil´s financial outlook, as well as the reduction in our consolidated financial debt, the integration of our operations, and the growth in production and exports, all of which have contributed to an increase in our capacity to generate foreign currency revenues.

In August 19, 2005 we released the revision of our 2006-2010 Strategic Plan, which, in general lines, maintains our aggressive growth goals and defines investment priorities for the next few years.

The results reflected numerous measures that have been implemented in the operating and corporate areas, in particular the price increases of our main products, gasoline and diesel, by 10% and 12%, respectively. These increases were determined by us considering new levels of international oil prices and reflect our corporate strategy of aligning domestic prices with price trends from the international market.

Executive Board approval for the study of five initiatives with the state-owned company Petróleos de Venezuela S.A. (PDVSA), most notably a detailed study for a 50/50 joint venture to build a refinery in Pernambuco with the capacity to process 200,000 barrels of oil per day. The refinery would be configured to maximize the production of diesel oil and liquefied petroleum gas in order to satisfy the expected demand for such products in the Northeast by 2011.

The chartering of two FPSOs (floating oil production, storage and transfer system) destined for the development of Module II of the Golfinho field and areas to the south of the Espadarte field, and an FSO (floating oil storage and transfer system) destined to the Director Plan for Oil Transport and Treatment (PDET) on the continental shelf of Espírito Santo and Campos.

Page: 1

In the International area, our active participation in exploration tenders resulted in a number of successful acquisitions: In the United States, our wholly owned subsidiary Petrobras América, submitted the largest number of winning proposals in the most recent tender conducted by the U.S. Government´s Minerals Management Service (MMS). In Nigeria, we obtained an exploratory block as operator in Nigerian deepwater. Our expertise in deep water exploration based our decision to investments in these regions. An example of our technological capacity was the discovery of gas reserves in the first well operated by Petrobras América in deepwater in the Gulf of Mexico, where high-quality gas reserves were found with total density of 40 meters.

In the corporate area, I would particularly like to highlight the share split of our capital, which became effective as of September 1, 2005 and has substantially increased the trading activity of our shares, thereby contributing to the greater liquidity and value of our shareholder equity. We believe this has principally benefited our minority shareholders.

In addition, we and our subsidiary Petrobras International Finance Company (PIFCO) have added to our financial flexibility and ability to access the international capital markets by renewing our Shelf Registration with the U.S. Securities and Exchange Commission (SEC). The Shelf enables us or PIFCO to issue a wide range of debt and equity instruments for up to US$ 6.5 billion over the next 24 months.

In activities related to corporate governance, and consistent with provisions of Sarbanes Oxley Act, we have created whistleblower procedures for the receipt of complaints on accounting, financing and/or auditing matters. Thus, any person, including our shareholders, employees, suppliers and our clients or our controlled companies, may communicate facts of this nature to our Committee by means of e-mail to ouvidoria@petrobras.com.br or by mail, furnishing the facts that will permit the full investigation of any wrongdoing.

As a reflection of good corporate governance practices, for the second consecutive year we won the Transparency Trophy offered annually by ANEFAC (National Association of Finance, Administrative and Accounting Executives). The award is a recognition for Brazilian companies that and practice good corporate governance and corporate values, such as education, community development, preservation of the environment, and preservation of the social values of the populations located in the areas in which the companies operate.

Page: 2

Financial Highlights

				For the nine-month period
				ended September 30,

2Q-2005	3Q-2005	3Q-2004	Income statement data	2005	2004

17,510	20,263	14,095	Sales of products and services	52,555	37,232
13,694	15,633	10,543	Net operating revenues	40,061	27,332
(174)	(388)	(114)	Financial income (expense), net	(594)	(924)
2,119	2,656	1,839	Net income	6,821	4,483
			Basic and diluted earnings per common and preferred
0.48	0.61	0.42	share (4)	1.56	1.02
1.92	2.44	1.68	Basic and diluted earnings per ADS (4)	6.24	4.08

			Other data
45.9	44.2	43.5	Gross margin (%) (1)	46.7	46.5
15.5	17.0	17.4	Net margin (%) (2)	17.0	16.4
60	58	65	Debt to equity ratio (%) (3)	58	65

			Financial and Economic Indicators
51.59	61.53	41.54	Brent crude (U.S.$/bbl)	53.54	36.28
			Average Commercial Selling Rate for U.S. Dollars
2.4822	2.3449	2.9773	(R$/U.S.$)	2.4970	2.9732
			Period-end Commercial Selling Rate for U.S.
2.3504	2.2222	2.8586	Dollars (R$/U.S.$)	2.2222	2.8586

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split which became effective as of September 1, 2005.

	U.S. $ million

			Percent
			Change
Balance sheet data	09.30.2005	12.31.2004	(09.30.2005	09.30.2004
			versus
			12.31.2004)

Total assets	78,942	63,082	25.1	57,261
Cash and cash equivalents	9,412	6,856	37.3	7,080
Short-term debt	1,030	547	88.3	409
Total long-term debt	12,493	13,344	(6.4)	13,529
Total project financings	6,435	5,712	12.7	5,743
Total capital lease obligations	1,177	1,335	(11.8)	1,402
Net debt (1)	11,723	14,082	(16.8)	14,003
Shareholders’ equity (2)	33,222	22,506	47.6	19,954
Total capitalization (3)	54,357	43,444	25.1	41,037

	U.S. $ million

Reconciliation of Net debt	09.30.2005	12.31.2004	09.30.2004

Total long-term debt	12,493	13,344	13,529
Plus short-term debt	1,030	547	409
Plus total project financings	6,435	5,712	5,743
Plus total capital lease obligations	1,177	1,335	1,402
Less cash and cash equivalents	9,412	6,856	7,080
Net debt (1)	11,723	14,082	14,003

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long- term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long- term debt.
(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 2,360 million at September 30, 2005, U.S.$ 1,975 million at December 31, 2004 and U.S.$ 1,605 million at September 30, 2004, in each case related to “Amounts not recognized as net periodic pension cost”.
(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Page: 3

OPERATING HIGHLIGHTS

				For the nine-month period
				ended September 30,

2Q-2005	3Q-2005	3Q-2004		2005	2004

Average daily crude oil and gas production
1,897	1,889	1,691	Crude oil and NGLs (Mbpd) (1)	1,832	1,655
1,730	1,725	1,523	Brazil	1,667	1,487
167	164	168	International	165	168
2,292	2,208	2,208	Natural gas (Mmcfpd) (2)	2,232	2,160
1,704	1,626	1,620	Brazil	1,644	1,590
588	582	588	International	588	570
			Crude oil and NGL average sales price (U.S. dollars per bbl)
43.04	54.24	36.13	Brazil (3)	45.17	32.94
33.94	38.28	28.31	International	34.52	26.30

			Natural gas average sales price (U.S. dollars per Mcf)
2.04	2.18	1.77	Brazil	2.07	1.86
1.54	1.68	1.09	International	1.52	1.14

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
13.29	15.48	10.71	Including government take (4)	14.12	10.18
4.88	5.83	4.15	Excluding government take (4)	5.54	4.18
2.74	2.78	2.53	Crude oil and natural gas – International	2.69	2.49

			Refining costs (U.S. dollars per boe)
2.01	1.97	1.32	Brazil	1.93	1.29
1.34	1.41	1.10	International	1.29	1.08
			Refining and marketing operations (Mbpd)
2,114	2,114	2,114	Primary Processed Installed Capacity	2,114	2,114
			Brazil
1,985	1,985	1,985	Installed capacity	1,985	1,985
1,668	1,804	1,659	Output of oil products	1,727	1,685
83%	91%	86%	Utilization	87%	86%
			International
129	129	129	Installed capacity	129	129
99	103	104	Output of oil products	103	100
75%	77%	79%	Utilization	78%	76%
81	80	77	Domestic crude oil as % of total feedstock processed	80	76
			Imports (Mbpd)
333	393	439	Crude oil imports	350	450
83	115	166	Oil product imports	82	101
137	139	137	Import of gas, alcohol and others	130	123
			Exports (Mbpd)
343	247	208	Crude oil exports (5)	249	196
221	244	258	Oil product exports	234	240
9	18	5	Fertilizer and other exports	12	5

(20)	138	271	Net imports	67	233
			Sales Volume (thousand bpd)
1,615	1,671	1,676	Oil Products	1,611	1,577
23	26	38	Alcohol and Others	26	31
222	236	217	Natural Gás	224	205

1,860	1,933	1,931	Total	1,861	1,813
550	564	497	Distribution	548	459
(500)	(515)	(469)	Inter-company sales	(501)	(417)

1,910	1,982	1,959	Total domestic market	1,908	1,855
572	509	472	Exports	496	441
334	412	413	International Sales and other operations	388	416

906	921	885	Total international market (5)	884	857

2,816	2,903	2,844	Total	2,792	2,712

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

Page: 4

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGLs

Domestic crude oil and NGL production increased 12.1% to 1,667 thousand barrels per day for the nine-month period ended September 30, 2005, as compared to 1,487 thousand barrels per day for the nine-month period ended September 30, 2004. This increase was primarily due to: (1) the production start-up of FPSO-MLS (Marlim Sul) in June 2004; and (2) the increased operations at platforms P-43 (Barracuda) and P-48 (Caratinga) which anchoring and initial test production were in December 2004 and February 2005, respectively.

International crude oil and NGL production decreased 1.8% to 165 thousand barrels per day for the nine-month period ended September 30, 2005, as compared to 168 thousand barrels per day for the nine-month period ended September 30, 2004, due to the natural decline in some mature fields in Angola and Argentina and due to the closure of fields during the passage of Hurricanes Rita and Katrina in the United States.

Natural Gas

Domestic natural gas production increased 3.4% to 1,644 million cubic feet per day (Mmcfpd) for the nine-month period ended September 30, 2005, as compared to 1,590 Mmcfpd for the nine-month period ended September 30, 2004. This increase was primarily the result of the Cabiúnas project, which is a program designed to meet the petrochemical sector’s increased demands for natural gas.

International gas production increased 3.2% to 588 million cubic feet per day for the nine-month period ended September 30, 2005, as compared to 570 million cubic feet per day for the nine-month period ended September 30, 2004, principally due to increased production at the Bolivia unit, following the increase in gas demand in Brazil and Argentina.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 32.5% to U.S.$ 5.54 per barrel of oil equivalent for the nine-month period ended September 30, 2005, from U.S.$ 4.18 per barrel of oil equivalent for the nine-month period ended September 30, 2004. This increase was primarily due to: (1) higher service costs linked to the increase in international oil prices; (2) higher expenses for maintenance and chemical products for unblocking and elimination of toxic gases; and (3) increased personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take increased 38.7% to U.S.$ 14.12 per barrel of oil equivalent for the nine-month period ended September 30, 2005, from U.S.$ 10.18 per barrel of oil equivalent for the nine-month period ended September 30, 2004, due primarily to: (1) the increased operating expenses mentioned above; (2) increased expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (3) the 16.0% decrease in the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2005 as compared to the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2004.

Our international lifting costs increased 8.0% to U.S.$ 2.69 per barrel of oil equivalent for the nine-month period ended September 30, 2005, as compared to U.S.$ 2.49 per barrel of oil equivalent for the nine-month period ended September 30, 2004. This increase was primarily due to higher expenses with contractors, personnel, and equipment maintenance in Argentina.

Page: 5

Refining

The feedstock processed (output of oil products) by refineries in Brazil increased 2.5% to 1,727 Mbpd during the nine-month period ended September 30, 2005, from 1,685 Mbpd during the nine-month period ended September 30, 2004, due to the improvement in the refinery production profile.

Refining costs

Domestic unit refining costs increased 49.6% to U.S.$ 1.93 per barrel of oil equivalent for the nine-month period ended September 30, 2005, as compared to U.S.$ 1.29 per barrel of oil equivalent for the nine-month period ended September 30, 2004. This increase was primarily due to: (1) increased personnel expenses primarily related to: (a) overtime payments and increased salaries and benefits as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits; (2) costs associated with planned stoppages at certain refineries; (3) third-party services, mainly for corrective maintenance at certain refineries; and (4) the 16.0% decrease in the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2005 as compared to the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2004.

International unit refining costs increased 19.4% to U.S.$ 1.29 per barrel of oil equivalent for the nine-month period ended September 30, 2005, as compared to U.S.$ 1.08 per barrel of oil equivalent for the nine-month period ended September 30, 2004. This increase was primarily due to increased expenses for personnel, electricity and contracted services at the refineries in Argentina and Bolívia.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 2.9% to 1,908 thousand barrels per day for the nine-month period ended September 30, 2005, as compared to 1,855 thousand barrels per day for the nine-month period ended September 30, 2004. This increase was primarily due to the rise in sales of gasoline, diesel oil and jet fuel. This increase was partially offset by a reduction in the sales of fuel oil due to lower demand for these oil by-products resulting from strong competition from substitute products such as coal, coke, biomass, wood and natural gas.

Page: 6

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar exchange rate;

  Brazilian political and economic conditions; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

Page: 7

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

The comparison between our results of operations for the nine-month period ended September 30, 2005 and the nine-month period ended September 30, 2004 has been affected by the 16.0% decrease in the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2005 as compared to the average Real/U.S. dollar exchange rate for the nine-month period ended September 30, 2004. For ease, we refer to this change in the average exchange rate as the “16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.”

The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency is not Reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.

Revenues

Net operating revenues increased 46.6% to U.S.$ 40,061 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 27,332 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to an increase in sales volume in the domestic market, an increase in prices in both the domestic market and outside Brazil, an increase of exports of oil and oil products, and to the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Consolidated sales of products and services increased 41.2% to U.S.$ 52,555 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 37,232 million for the nine-month period ended September 30, 2004, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 27.6% to U.S.$ 10,149 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 7,952 million for the nine-month period ended September 30, 2004, primarily due to the increase in prices and sales volume of products and services in the domestic market; and

  CIDE, the per-transaction tax due to the federal government, which increased 20.4% to U.S.$ 2,345 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,948 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to the increase in sales volume of products and services and to the 16.0% increase in the value of the Real against the U.S. dollar for the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Cost of sales

Cost of sales for the nine-month period ended September 30, 2005 increased 45.9% to U.S.$ 21,337 million, as compared to U.S.$ 14,627 million for the nine-month period ended September 30, 2004. This increase was principally a result of:

  a U.S.$ 1,224 million increase in the cost of imports due to higher prices for the products imported;

  a U.S.$ 1,176 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 3,545 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 2,369 million for the nine-month period ended September 30, 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 2,034 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,216 million for the nine-month period ended September 30, 2004, as a result of higher international oil prices and increased levels of production;

Page: 8

  a U.S.$ 987 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices are tied to international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;

  a U.S.$ 702 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

  a U.S.$ 245 million increase in costs associated with a 2.9% increase in our domestic sales volumes;

  a U.S.$ 158 million increase in costs in our Argentinean subsidiary PEPSA mainly due to oil products purchases as a result of total capacity utilization of its refineries and higher sales volume of petrochemical products;

  a U.S.$ 134 million increase in costs associated with a 3.2% increase in our international market sales volumes; and

  16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 17.9% to U.S.$ 2,139 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,814 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to the following:

  16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004; and

  increased property, plant and equipment PP&E expenditures associated with our crude oil and natural gas production.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 0.2% to U.S.$ 438 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 437 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to the 16.0% increase in the value of real against the U.S. dollar in the nine-month period ended September 30, 2005. This increase was partially offset by the decrease of dry holes expenses, which had resulted from the write-off of the signature bonuses in Angola in 2004. We adopted the amended FAS 19-1 effective January 1, 2004, without material impact.

Page: 9

Selling, general and administrative expenses

Selling, general and administrative expenses increased 48.7% to U.S.$ 2,957 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,989 million for the nine-month period ended September 30, 2004.

Selling expenses increased 32.3% to U.S.$ 1,449 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,095 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to the following:

  an increase of U.S.$ 173 million in expenses mainly associated with the transportation costs of oil products due mainly to an increase in the exports; and

  16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

General and administrative expenses increased 68.7% to U.S.$ 1,508 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 894 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 185 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

  an increase of approximately U.S.$ 139 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions; and

  16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Research and development expenses

Research and development expenses increased 52.8% to U.S.$ 275 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 180 million for the nine-month period ended September 30, 2004. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of, approximately, U.S.$ 60 million and to the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Other operating expenses

Other operating expenses increased 42.3% to an expense of U.S.$ 249 million for the nine-month period ended September 30, 2005, as compared to an expense of U.S.$ 175 million for the nine-month period ended September 30, 2004.

The most significant charges for the nine-month period ended September 30, 2005 were:

  a U.S.$ 136 million expense related to idle capacity from thermoelectric power plants;

  a U.S.$ 74 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 39 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

The charges for the nine-month period ended September 30, 2004 were:

Page: 10

  a U.S.$ 63 million expense related to idle capacity from thermoelectric power plants;

  a U.S.$ 61 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 51 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 19.9% to a gain of U.S.$ 113 million for the nine-month period ended September 30, 2005 as compared to a gain of U.S.$ 141 million for the nine-month period ended September 30, 2004, primarily due to the results of our investments in certain thermoelectric and petrochemical companies.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased to U.S.$ 86 million for the nine-month period ended September 30, 2005 as compared to U.S.$ 545 million for the nine-month period ended September 30, 2004. This decrease was mainly due to short-term investments indexed to the U.S dollar, primarily attributable to the effect of the 16,3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004. See note 7 to our unaudited consolidated financial statements as of September 30, 2005 for a breakdown of financial income and expenses.

Financial expense

Financial expense decreased 36.4% to U.S.$ 909 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 1,430 million for the nine-month period ended September 30, 2004. This decrease was primarily attributable to the following:

  a U.S.$ 96 million decrease in expenses relating to repurchases of our own securities;

  a U.S.$ 261 increase in our interest expense capitalized as part of the cost of construction and development of crude oil and natural gas production projects; and

  a gain of U.S.$ 31 million related to fair value adjustments on gas hedge transactions for the nine-month period ended September 30, 2005. See note 7 to our unaudited consolidated financial statements as of September 30, 2005 for a breakdown of financial income and expenses.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 229 million for the nine-month period ended September 30, 2005, as compared to a loss of U.S.$ 39 million for the nine-month period ended September 30, 2004. The changes in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 16.3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004.

Page: 11

Employee benefit expense for non-active participants

Employee benefit expense for non-active participants consists of financial costs associated with expected pension and health care costs. Our Employee benefit expense for non-active participants increased 51.3% to U.S.$ 708 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 468 million for the nine-month period ended September 30, 2004. This increase in costs was primarily attributable to an increase of U.S.$ 151 million from the annual actuarial calculation of our pension and health care plan liability; and to the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 25.5% to U.S.$ 257 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 345 million for the nine-month period ended September 30, 2004. This decrease was primarily attributable to the decrease of U.S.$ 157 million in the PASEP/COFINS taxes on financial income, due to a reduction to zero in the applicable rate as of August 2, 2004. This decrease was partially offset by the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on general advertising and marketing expenses, legal reserves, community investments and certain other non-recurring charges. Other expenses, net increased to an expense of U.S.$ 602 million, for the nine-month period ended September 30, 2005, as compared to an expense of U.S.$ 326 million for the nine-month period ended September 30, 2004.

The most significant charges for the nine-month period ended September 30, 2005 were:

  a U.S.$ 225 million expense for general advertising and marketing expenses unrelated to direct revenues as well as certain cultural projects;

  a U.S.$ 136 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits; and

  a U.S.$ 113 million expense with thermoelectric plants for penalties and contingencies.

The most significant charges for the nine-month period ended September 30, 2004 were:

  a U.S.$ 150 million expense for general advertising and marketing expenses unrelated to direct revenues as well as certain cultural projects; and

  a U.S.$ 57 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits.

Income tax (expense) benefit

Income before income taxes and minority interest increased to U.S.$ 10,618 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 6,188 million for the nine-month period ended September 30, 2004. As a result, we recorded an income tax expense of U.S.$ 3,593 million for the nine-month period ended September 30, 2005, as compared to an expense of U.S.$ 1,604 million for the nine-month period ended September 30, 2004.

Page: 12

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 3 to our unaudited consolidated financial statements as of September 30, 2005.

STOCK SPLIT

At an Extraordinary General Meeting held on July 22, 2005, our shareholders approved a four for one stock split, which resulted in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. On July 22, 2005, our shareholders approved an amendment to Article 4 of our By-Laws to cause our capital stock to be split into 4,386,151 thousand shares, of which 2,536,673 thousand are common and 1,849,478 thousand are preferred shares, with no nominal value. As a result of this stock split, the ratio between American Depository Receipt (ADR) and shares of each class changed from one share to one ADR to four shares to one ADR. The stock split and change of ADR ratio were effective as of September 1, 2005. The effect of the stock split is reflected in our unaudited consolidated financial statements as of September 30, 2005 and all amounts have been retroactively restated to reflect the 4 to 1 stock split. .

Page: 13

THE PETROLEUM AND ALCOHOL ACCOUNT

Prior to the deregulation of oil prices in 2002, the Petroleum and Alcohol Account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program.

From 2002 onwards, the Petroleum and Alcohol Account only reflects the balances existing at the time of price deregulation plus accrued monetary correction to account for inflation and adjustments made as a result of audits. To facilitate the eventual settlement of the account, the Brazilian government issued National Treasury Bonds-Series H in our name, which were placed with a federal depositary to support the balance of the account.

On June 23, 2004, the Integrated Audit Committee of ANP (Agência Nacional do Petróleo) e STN (Secretaria do Tesouro Nacional) submitted its final report certifying and approving the balance of the Petroleum and Alcohol Account. The conclusion of this audit process for the Petroleum and Alcohol Account establishes the basis for concluding the settlement process between us and the Federal Government.

Under Brazilian law, the settlement of the Petroleum and Alcohol Account with the Brazilian government should have occurred by June 30, 2004. As of June 30, 2004, there were 138,791 National Treasury Bonds – series H (NTN-H), in the amount of U.S.$ 56 million, at which time the balance of the Petroleum and Alcohol Account was U.S.$ 241 million. Upon maturity of the NTNs-H, the Federal Government made U.S.$ 3 million available to us and the remaining U.S.$ 53 million was deposited in an account in our name, however, such amount is restricted from use by order of STN. We have continued discussions with the STN in order to conclude the settlement process. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The remaining balance of the Petroleum and Alcohol Account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol Account as determined by the audit; (2) offset of the balance of the Petroleum and Alcohol Account, with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2005:

U.S. $ million

Balance as of December 31, 2004	282
Financial income	7
Translation gain	55

Balance as of September 30, 2005	344

Page: 14

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million
	For the nine-month period
	ended September 30,

	2005	2004

Exploration and Production (1)	7,458	4,402
Supply (1) (2)	1,670	649
Gas and Energy	(201)	(177)
International (2)	225	142
Distribution	188	103
Corporate	(1,577)	(536)
Eliminations	(942)	(100)

Net income	6,821	4,483

(1)	Beginning in 2005, revenues from the sale of oil to third parties are classified in accordance with the points of sale, which are either the Exploration & Production or Supply segments. Before 2005, revenues from the sale of oil were solely allocated to Exploration & Production. The change in classification generated no significant impact on the results reported for these segments. Segment information has not been restated, as it is impractical to gather and collect data for prior periods as to points of sale.
(2)	Net operating revenues and cost of sales with respect to periods prior to the third quarter of 2004 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets and transfers of natural gas to our Gas and Energy segment.

Consolidated net income for our exploration and production segment increased 69.4% to U.S.$ 7,458 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 4,402 million for the nine-month period ended September 30, 2004. This increase was primarily attributable to:

• a U.S.$ 7,203 million increase in net operating revenues, primarily related to the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, the 12.1% increase in oil and NGL production, and the 3.4% increase in natural gas production, despite the more moderate price increases of heavy crude oil in the international market compared to lighter crude oil and the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

The spread between the price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 3.34/bbl in the nine-month period ended September 30, 2004, to U.S.$ 8.37/bbl in the nine-month period ended September 30, 2005.

These effects were partially offset by a U.S.$ 2,757 million increase in cost of sales as a result of: (1) an increase in our production costs due to the 12.1% increase in oil and NGL production; (2) the 3.4% increase in natural gas production; and (3) an increase in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (4) the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Page: 15

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 1,670 million for the nine-month period ended September 30, 2005, an increase of 157.3% as compared to net income of U.S.$ 649 million for the nine-month period ended September 30, 2004. This increase was primarily a result of:

• an increase of U.S.$ 11,944 million in net operating revenues, primarily related to the 2.9% increase in sales volume of oil products in the domestic market, the increase in the average realization value of oil products sold in the domestic and foreign markets, and the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

These effects were partially offset by the following items:

• an increase of U.S.$ 10,177 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices despite the increased spread between heavy and light crude; (2) increased freight costs; (3) higher refining costs due to the increased complexity of the refining facilities; and (4) an increase in the sales volume of oil products;

• an increase of U.S.$ 144 million in depreciation, depletion and amortization resulting from additional investments in refining facilities in order to optimize production and increase processing capacity; and

• an increase of U.S.$ 189 million in selling, general and administrative expenses, primarily related to the increase in sales expenses arising from increased volumes sold and additional freight costs.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 201 million for the nine-month period ended September 30, 2005, as compared to a net loss of U.S.$ 177 million for the nine-month period ended September 30, 2004. This change was primarily a result of:

• an increase of U.S.$ 182 million in the cost of sales, mainly attributable to a 9.3% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil in the industrial, automotive and thermal generation segments;

• an increase of U.S.$ 139 million in other expenses, net, primarily as a result of the increase in expenses for certain thermoelectric power plants;

• an increase of U.S.$ 135 million in selling, general and administrative expenses, mainly as a result of an increase in expenses relating to personnel as well as technical and consulting services;

• an increase of U.S.$ 88 million in expenses related to minority interest, due to better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil – TBG, primarily due to the effect of the 16.3% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the 1.1% appreciation of the Real against the U.S. dollar in the nine-month period ended September 30, 2004; and

• an increase of U.S.$ 73 million in other operating expenses related to idle capacity from thermoelectric power plants.

Page: 16

These effects were partially offset by the following items:

• a U.S.$ 566 million increase in net operating revenues primarily due to: (1) the 9.3% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil in the industrial, automotive and thermal generation segments; (2) the increase in revenues from energy commercialization; and (3) the effects of the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

International

The international segment represents our international activities conducted in 15 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 225 million in the nine-month period ended September 30, 2005, as compared to U.S.$ 142 million in the nine-month period ended September 30, 2004. This increase was primarily a result of:

• an increase of U.S.$ 695 million of net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia to Brazil, and sales of natural gas from Bolivia to Argentina that began in mid-2004.

These effects were partially offset by the following items:

• an increase of U.S.$ 392 million in cost of sales, principally related to the increased sales volume and an increase in the refining costs; and

• an increase of U.S.$ 165 million in income tax expense, mainly attributable in 2005, to the increase in the taxable income, and in 2004, to the impact of foreign equity investments in the deferred income tax registration of Petrobras Energia; and

• an increase of U.S.$ 62 million in operating expenses, mainly due to the provision for losses in PEPSA investments, and by the loss from the write-off of the tax credit in Ecuador.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in the nine-month period ended September 30, 2005 represented 33.8% of all sales as compared to 34.1% in the nine-month period ended September 30, 2004.

Consolidated net income for our distribution segment increased 82.5% to U.S.$ 188 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 103 million for the nine-month period ended September 30, 2004, with highlight for the following aspects:

• an increase of U.S.$ 4,358 million in the net operating revenues, mainly attributable to the 19.4% increase in sales volume and due to the effects of the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

These effects were partially offset by the following items:

• the increase of U.S.$ 3,939 million in the cost of sales, mainly due to the 19.4% increase in sales volume, an increase in the cost to refineries of acquiring oil products and the effects of the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004; and

Page: 17

• the U.S.$ 253 million increase in selling, general and administrative expenses, mainly due to increased expenses for distribution of products and the effects of the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for the units that make up our corporate segment increased to U.S.$ 1,577 million in the nine-month period ended September 30, 2005, as compared to a net loss of U.S.$ 536 million in the nine-month period ended September 30, 2004. This increase in net loss was primarily attributable to:

• an increase of U.S.$ 319 million in net financial expenses, caused by losses in net financial assets exposed to exchange rate variation, following the appreciation of the real;

• an increase of U.S.$ 314 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities and an increase in our expenses with employees due to the increase in our workforce and salaries;

• an increase of U.S.$ 254 million in Employee benefit expense for non-active participants, primarily attributable to an increase of U.S.$ 151 million from the annual actuarial calculation of our pension and health care plan liability; and

• to the 16.0% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on August 19, 2005, which provides for capital expenditures of U.S.$ 56.4 billion until 2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

Page: 18

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At September 30, 2005, we had cash and cash equivalents of U.S.$ 9,412 million as compared to U.S.$ 5,814 million at September 30, 2004.

Operating activities provided net cash flows of U.S.$ 10,809 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 5,032 million for the nine-month period ended September 30, 2004. Major effects to cash generated by operating activities were net operating revenues that increased U.S.$ 12,729 million, primarily due to an increase in sales volume in the domestic market, an increase in prices in both the domestic market and outside Brazil and an increase of exports of oil and oil products.

Investing activities used net cash of U.S.$ 6,911 million for the nine-month period ended September 30, 2005, as compared to U.S.$ 5,326 million for the nine-month period ended September 30, 2004. This increase was due primarily to our investments in capital expenditures associated with our operating activities, which used U.S.$ 6,811 million of cash including U.S.$ 4,093 million in relation to our exploration and production projects, principally in Campos Basin.

Financing activities used net cash of U.S.$ 2,450 million in the nine-month period ended September 30, 2005, as compared to using net cash in the amount of U.S.$ 2,256 million in the nine-month period ended September 30, 2004. Levels of financing activities for the nine-month period ended September 30, 2004 to the nine-month period ended September 30, 2005 remained significantly unchanged. Dividends paid in the nine-month period ended September 30, 2005 were U.S.$ 1,909 million.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At September 30, 2005, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$ 1,030 million as compared to U.S.$ 547 million at December 31, 2004. This increased use of short-term credit facilities was due to advantageous market conditions in Argentina.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 12,493 million at September 30, 2005, as compared to U.S.$ 13,344 million at December 31, 2004. This decrease was a result of our decision to pay down some of our long-term obligations.

Project Finance

Page: 19

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,435 million at September 30, 2005, as compared to U.S.$ 5,712 million at December 31, 2004.

Thermoelectric liabilities

The balance of thermoelectric liabilities was U.S.$ 819 million and U.S.$ 1,095 million at September 30, 2005 and December 31, 2004, respectively. These thermoelectric obligations resulted from thermoelectric plants which we consolidated pursuant FIN 46. Certain thermoelectric plants previously consolidated under FIN 46, have been acquired in the nine-month period ended September 30, 2005 and have been accounted for as purchase business combinations pursuant SFAS 141.

Extinguished securities

At September 30, 2005 and December 31, 2004, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,078 million and U.S.$ 2,013 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See note 6 to our unaudited consolidated financial statements as of September 30, 2005.

Off Balance Sheet Arrangements

At September 30, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 6,811 million in the nine-month period ended September 30, 2005, a 42.9% increase from our investments in the nine-month period ended September 30, 2004. Our investments in the nine-month period ended September 30, 2005 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries, and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the nine-month period ended September 30, 2005, U.S.$ 4,093 million were made in connection with exploration and development projects mainly in the Campos Basin (60.1%), which includes investments financed through project financing structures.

Page: 20

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the nine-month periods ended September 30, 2005 and 2004:

Activities

	U.S.$ million
	For the nine-month period
	ended September 30,

	2005	2004

• Exploration and Production	4,093	3,050
• Supply	1,231	924
• Gas and Energy	405	154
• International:
• Exploration and Production	620	383
• Supply	45	34
• Distribution	9	13
• Gas and Energy	12	3
• Distribution	149	77
• Corporate	247	127

Total capital expenditures	6,811	4,765

Page: 21

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the nine-month period
				ended September 30,

2Q-2005	3Q-2005	3Q-2004		2005	2004

17,510	20,263	14,095	Sales of products and services	52,555	37,232
			Less:
(3,074)	(3,689)	(2,827)	Value-added and other taxes on sales and services	(10,149)	(7,952)
(742)	(941)	(725)	CIDE	(2,345)	(1,948)

13,694	15,633	10,543	Net operating revenues	40,061	27,332

(7,408)	(8,723)	(5,952)	Cost of Sales	(21,337)	(14,627)
(731)	(738)	(651)	Depreciation, depletion and amortization	(2,139)	(1,814)
(167)	(162)	(233)	Exploration, including exploratory dry holes	(438)	(437)
(1,012)	(1,070)	(810)	Selling, general and administrative expenses	(2,957)	(1,989)
(91)	(109)	(66)	Research and development expenses	(275)	(180)
(87)	(73)	(32)	Other operating expenses	(249)	(175)

(9,496)	(10,875)	(7,744)	Total costs and expenses	(27,395)	(19,222)

51	39	39	Equity in results of non-consolidated companies	113	141
(305)	1	100	Financial income	86	545
(313)	(165)	(495)	Financial expense	(909)	(1,430)
			Monetary and exchange variation on monetary
444	(224)	281	assets and liabilities, net	229	(39)
(266)	(250)	(156)	Employee benefit expense for non-active participants	(708)	(468)
(86)	(90)	(75)	Other taxes	(257)	(345)
(346)	(65)	(209)	Other expenses, net	(602)	(326)

(821)	(754)	(515)		(2,048)	(1,922)

			Income before income taxes and minority
3,377	4,004	2,284	interests	10,618	6,188

			Income tax expense:
(635)	(1,422)	(255)	Current	(2,913)	(1,467)
(247)	(88)	(16)	Deferred	(680)	(137)

(882)	(1,510)	(271)	Total income tax expense	(3,593)	(1,604)

			Minority interest in results of consolidated
(376)	162	(174)	subsidiaries	(204)	(101)

2,119	2,656	1,839	Net income for the period	6,821	4,483

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,849,478,028	1,849,478,028	1,849,478,028	Preferred	1,849,478,028	1,849,478,028

			Basic and diluted earnings per share
0.48	0.61	0.42	Common and Preferred	1.56	1.02

1.92	2.44	1.68	Basic and diluted earnings per ADS	6.24	4.08

Note: All share amount and per share data have been retroactively adjusted to reflect the 4 to 1 stock split.

Page: 22

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of September	As of December
	30, 2005	31, 2004

Assets
Current assets
Cash and cash equivalents	9,412	6,856
Marketable securities	34	388
Accounts receivable, net	5,524	4,285
Inventories	6,399	4,904
Other current assets	3,861	2,993

Total current assets	25,230	19,426

Property, plant and equipment, net	46,161	37,020

Investments in non-consolidated companies and other investments	1,970	1,862

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	344	282
Government securities	385	326
Marketable securities	204	313
Goodwill	240	211
Advances to suppliers	473	580
Prepaid expenses	260	271
Fair value asset of gas hedge	630	635
Others	3,045	2,156

Total other assets	5,581	4,774

Total assets	78,942	63,082

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	4,666	3,284
Taxes payable, other than income taxes	2,907	2,298
Short-term debt	1,030	547
Current portion of long-term debt	948	1,199
Current portion of project financings	2,306	1,313
Current portion of capital lease obligations	247	266
Other current liabilities	4,091	4,421

Total current liabilities	16,195	13,328

Long-term liabilities
Long-term debt	11,545	12,145
Project financings	4,129	4,399
Employees’ benefits obligation - Pension	4,157	2,915
Employees’ benefits obligation - Health care	3,031	2,137
Capital lease obligations	930	1,069
Thermoelectric liabilities	819	1,095
Deferred purchase incentive	146	153
Other liabilities	3,566	2,458

Total long-term liabilities	28,323	26,371

Minority interest	1,202	877

Shareholders' equity
Shares authorized and issued:
Preferred stock –2005 and 2004 - 1,849,478,028 shares	4,772	4,772
Common stock – 2005 and 2004 - 2,536,673,672 shares	6,929	6,929
Reserves and others	21,521	10,805

Total shareholders' equity	33,222	22,506

Total liabilities and shareholders’ equity	78,942	63,082

Page: 23

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the nine-month period
				ended September 30,

2Q-2005	3Q-2005	3Q-2004		2005	2004

			Cash flows from operating activities
2,119	2,656	1,839	Net income for the period	6,821	4,483
			Adjustments to reconcile net income to net cash
			provided by operating activities
731	739	674	Depreciation, depletion and amortization	2,140	1,839
			Loss on property, plant and equipment and dry
98	386	261	holes costs	551	420
(21)	(11)	-	Amortization of deferred purchase incentive	(34)	-
247	88	16	Deferred income taxes	680	137
(280)	(40)	(273)	Foreign exchange and monetary loss (gain)	(155)	204
			Minority interest in results of consolidated
356	(162)	174	subsidiaries	204	101
(4)	56	-	Accretion expense – asset retirement obligation	56	-
346	(22)	-	Financial expense on gas hedge operations	116	-
(51)	(39)	(39)	Others	(113)	(141)

			Decrease (increase) in assets
(402)	(558)	(315)	Accounts receivable, net	(870)	(848)
(3)	(2)	(5)	Petroleum and alcohol account	(6)	(22)
276	264	(15)	Marketable securities	444	(34)
(247)	(453)	(469)	Inventories	(618)	(1,455)
(4)	(44)	33	Advances to suppliers	(137)	(39)
476	(451)	(63)	Recoverable taxes	(392)	(272)
(228)	(168)	159	Others	(148)	(40)
			Increase (decrease) in liabilities
462	664	310	Trade accounts payable	931	635
(87)	63	(135)	Taxes payable, other than income taxes	95	(40)
(359)	423	(217)	Income taxes	344	(91)
(30)	(31)	(46)	Contingencies	(42)	(89)
			Employee’s postretirement benefits, net of
227	278	118	unrecognized pension obligation	810	567
59	(92)	(57)	Accrued interest	(4)	15
(179)	388	(241)	Other liabilities	136	(298)

3,502	3,932	1,709	Net cash provided by operating activities	10,809	5,032

(2,325)	(2,395)	(2,281)	Cash flows from investing activities	(6,911)	(5,326)

(1,138)	138	193	Cash flows from financing activities	(2,450)	(2,256)

39	1,675	(379)	Increase (decrease) in cash and cash equivalents	1,448	(2,550)

			Effect of exchange rate changes on cash and cash
614	508	474	equivalents	1,108	20
6,576	7,229	5,719	Cash and cash equivalents at beginning of period	6,856	8,344

7,229	9,412	5,814	Cash and cash equivalents at the end of period	9,412	5,814

Page: 24

Income Statement by Segment

	Nine-month period ended September 30, 2005
	U.S.$ million

	E&P		GAS
	(1)	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,187	23,801	1,340	2,679	11,054	-	-	40,061
Inter-segment net operating revenues	19,944	8,704	672	659	163	-	(30,142)	-

Net operating revenues	21,131	32,505	2,012	3,338	11,217	-	(30,142)	40,061

Cost of sales	(7,933)	(28,658)	(1,565)	(1,741)	(10,129)	-	28,689	(21,337)
Depreciation, depletion and amortization	(1,115)	(488)	(71)	(358)	(71)	(36)	-	(2,139)
Exploration, including exploratory dry holes	(366)	-	-	(72)	-	-	-	(438)
Selling, general and administrative
expenses	(226)	(869)	(254)	(299)	(625)	(725)	41	(2,957)
Research and development expenses	(105)	(35)	(16)	(1)	(1)	(117)	-	(275)
Other operating expenses	(44)	(30)	(136)	(39)	-	-	-	(249)

Cost and expenses	(9,789)	(30,080)	(2,042)	(2,510)	(10,826)	(878)	28,730	(27,395)

Equity in results of non-consolidated
companies	-	10	46	51	-	6	-	113
Financial income (expenses), net	-	188	98	(313)	(31)	(536)	-	(594)
Employee benefit expense for non- active participants	-	(1)	-	-	-	(707)	-	(708)
Other taxes	(12)	(23)	(16)	(30)	(49)	(127)	-	(257)
Other expenses, net	(11)	(78)	(188)	(65)	(18)	(242)	-	(602)

Income (loss) before income taxes and minority interest	11,319	2,521	(90)	471	293	(2,484)	(1,412)	10,618

Income tax benefits (expense)	(3,856)	(825)	(19)	(165)	(105)	907	470	(3,593)
Minority interest	(5)	(26)	(92)	(81)	-	-	-	(204)

Net income (loss)	7,458	1,670	(201)	225	188	(1,577)	(942)	6,821

(1)
In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

Page: 25

Income Statement by Segment

	Nine-month period ended September 30, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,906	15,271	1,178	2,237	6,740	-	-	27,332
Inter-segment net operating revenues	12,022	5,290	268	406	119	-	(18,105)	-

Net operating revenues	13,928	20,561	1,446	2,643	6,859	-	(18,105)	27,332

Cost of sales	(5,176)	(18,481)	(1,383)	(1,349)	(6,190)	-	17,952	(14,627)
Depreciation, depletion and amortization	(1,021)	(344)	(76)	(319)	(29)	(25)	-	(1,814)
Exploration, including exploratory dry holes	(292)	-	-	(145)	-	-	-	(437)
Selling, general and administrative expenses	(178)	(680)	(119)	(229)	(372)	(411)	-	(1,989)
Research and development expenses	(85)	(40)	(5)	(1)	(3)	(46)	-	(180)
Other operating expenses	(32)	(29)	(63)	(51)	-	-	-	(175)

Cost and expenses	(6,784)	(19,574)	(1,646)	(2,094)	(6,594)	(482)	17,952	(19,222)

Equity in results of non-consolidated companies	-	24	49	67	-	1	-	141
Financial income (expenses), net	(242)	1	(60)	(391)	(15)	(217)	-	(924)
Employee benefit expense for non -active participants	-	(2)	-	-	(13)	(453)	-	(468)
Other taxes	(6)	(20)	(20)	(26)	(38)	(235)	-	(345)
Other expenses, net	(40)	(25)	(49)	7	(42)	(177)	-	(326)

Income (loss) before income taxes and minority interest	6,856	965	(280)	206	157	(1,563)	(153)	6,188

Income tax benefits (expense)	(2,449)	(288)	107	-	(54)	1,027	53	(1,604)
Minority interest	(5)	(28)	(4)	(64)	-	-	-	(101)

Net income (loss)	4,402	649	(177)	142	103	(536)	(100)	4,483

Page: 26

Other Expenses, Net by Segment

	Nine-month period ended September 30, 2005
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Expenses with thermoelectric plants	-	-	(113)	-	-	-	-	(113)
Institutional Relations and Cultural Projects	-	(2)	-	-	(26)	(197)	-	(225)
Losses resulted from Legal Proceedings	(2)	(119)	(1)	-	-	(14)	-	(136)
Rent revenue	-	-	-	-	16	-	-	16
Others	(9)	43	(74)	(65)	(8)	(31)	-	(144)

	(11)	(78)	(188)	(65)	(18)	(242)	-	(602)

	Nine-month period ended September 30, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	-	(2)	-	-	(20)	(128)	-	(150)
Losses resulted from Legal Proceedings	(9)	(6)	(1)	-	(4)	(5)	-	(25)
INSS Contingencies for joint liability	(32)	-	-	-	-	-	-	(32)
Others	1	(17)	(48)	7	(18)	(44)	-	(119)

	(40)	(25)	(49)	7	(42)	(177)	-	(326)

Page: 27

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2005
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,891	10,281	1,598	2,484	2,180	9,335	(3,539)	25,230

Cash and cash equivalents	537	616	359	575	113	7,212	-	9,412
Other current assets	2,354	9,665	1,239	1,909	2,067	2,123	(3,539)	15,818

Investments in non-consolidated companies and other investments	9	914	380	540	20	107	-	1,970

Property, plant and equipment, net	25,741	8,278	5,520	4,452	1,280	925	(35)	46,161

Non current assets	960	401	1,717	454	317	5,774	(4,042)	5,581

Petroleum and Alcohol Account	-	-	-	-	-	344	-	344
Government securities held-to- maturity	-	-	-	-	-	385	-	385
Other assets	960	401	1,717	454	317	5,045	(4,042)	4,852

Total assets	29,601	19,874	9,215	7,930	3,797	16,141	(7,616)	78,942

Page: 28

	Year ended December 31, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	-	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol Account	-	-	-	-	-	282	-	282
Government securities held-to- maturity	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

Page: 29

Selected Data for International Segment

	Nine-month period ended September 30, 2005
	U.S.$ million
	INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

INTERNATIONAL
ASSETS	5,741	1,372	934	193	2,646	(2,956)	7,930

STATEMENT OF INCOME
Net Operating Revenues	1,780	1,758	409	815	21	(1,445)	3,338

Net operating revenues to third parties	689	771	386	812	21	-	2,679
Inter-segment net operating revenues	1,091	987	23	3	-	(1,445)	659

Net income	303	57	46	(18)	(190)	27	225

	U.S.$ million
	INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

INTERNATIONAL

ASSETS (As of December 31, 2004)	4,898	1,162	721	197	2,155	(2,201)	6,932

STATEMENT OF INCOME
(Nine-month period ended September 30, 2004)
Net Operating Revenues	1,355	1,556	320	638	16	(1,242)	2,643

Net operating revenues to third parties	521	767	300	633	16	-	2,237
Inter-segment net operating revenues	834	789	20	5	-	(1,242)	406

Net income	128	120	53	(55)	(89)	(15)	142

Page: 30

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Page: 31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.